

November 6, 2020

Ian Robertson
Chief Executive Officer
Northern Genesis Acquisition Corp. II
4801 Main Street, Suite 1000
Kansas City, MO 64112

      Re: Northern Genesis Acquisition Corp. II
            Draft Registration Statement on Form S-1
            Submitted October 13, 2020
            CIK No. 0001827980

Dear Mr. Robertson:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 13, 2020

Risk Factors
Our amended and restated certificate of incorporation will require, subject to limited exceptions..., page 42

1.   You disclose that your exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or actions brought under the Securities Act, or the rules and regulations thereunder. However, in your Exhibit 3.1 you disclose in the tenth clause that the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933. If your amended and restated certification of incorporation will retain this federal forum exclusive

forum clause, please disclose this application to actions arising under the Securities Act. Please also disclose in this risk factor and under similar disclosure on page 102 that there is uncertainty as to whether a court would enforce such provision, and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551- 3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Jeffrey Gallant